March 27, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in the Annual Report on Form 20-F for the year ended December 31, 2025 of TotalEnergies SE

Ladies and gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that TotalEnergies SE has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission on March 27, 2026.

Sincerely,

TotalEnergies SE

/s/ Jean-Pierre Sbraire
Name:	Jean-Pierre Sbraire
Title:	Chief Financial Officer